Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Medical Editors:
    PreMD Submits 510(k) to the FDA for Expanded Regulatory Claim for PREVU(x)
    POC

    Intended to aid in the assessment of carotid wall thickness (CIMT) and in the identification of the presence of carotid plaque - markers of future risk for heart attack and stroke

    TORONTO, June 6 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced that it has filed a 510(k) application with the
U.S. Food and Drug Administration (FDA) seeking an expanded claim for its skin cholesterol test PREVU(x) POC. The submission seeks to obtain broader clearance for PREVU(x) POC in the assessment of cardiovascular disease risk in individuals without known or suspected disease. The approval of a broader claim would make
PREVU(x) POC the first cost-effective, non-invasive test on the market to aid in the assessment of carotid wall thickness (CIMT) and the presence of carotid plaques - established markers for future heart attacks and strokes - in patients without known coronary artery disease, cerebrovascular disease or peripheral artery disease.
    "This is an important milestone for PreMD and reinforces the strength and utility of the PREVU(x) technology," said Dr. Brent Norton, President and Chief
Executive Officer of PreMD. "An expanded claim could dramatically increase the market potential of PREVU(x) POC and provide the healthcare community with an inexpensive tool that could save lives. Our discussions with potential marketing partners are advancing and the compelling PASA data used in the
510(k) helps to underpin the importance and value of the PREVU(x) product line.
One of our stated goals for this year is to increase the market opportunity for PREVU(x) and an expanded regulatory claim is a core piece of this strategy.
This filing demonstrates that we are executing on our strategic initiatives and on track to achieve our stated objectives."
    The FDA submission included data from the PASA (Predictor of Advanced
Subclinical Atherosclerosis) study, which examined the relationship between
PREVU(x) POC and carotid intima media thickness (CIMT), an established predictor of heart attack and stroke. Results from this study have been submitted for publication in the scientific literature. Typical response times for 510(k)
submissions are approximately 90 days if there are no questions or other issues.

    About PREVU(x) POC Skin Sterol Test

    PREVU(x) non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU(x) POC is cleared for sale in Canada, the U.S. and Europe.

    About PreMD

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, Ontario and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 1179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Michelle Rabba, Manager,
Corporate Communications, Tel: (416) 222-3449 ext. 25, Email:
mrabba(at)premdinc.com; Rhonda Chiger, Rx Communications Group, LLC, Tel: (917)
322-2569, Email: rchiger(at)rxir.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:38e 06-JUN-07